                                                                   Exhibit 99.22

Revised Consolidated Financial Statements

TRANSITION THERAPEUTICS INC.
For the three-months ended September 30, 2006

                                                                               .
                                                                               .
                                                                               .

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                                  SEPTEMBER 30,     June 30,
                                                                       2006           2006
                                                                        $              $
                                                                  -------------   -----------
                                                                     REVISED        Revised
                                                                     (NOTE 1)       (note 1)
ASSETS
CURRENT
Cash and cash equivalents                                           13,205,545      4,074,582
Short-term investments                                                  82,000     10,930,855
Due from Elan Pharma International Limited [note 2]                    963,612             --
Receivables                                                             49,713        371,663
Investment tax credits receivable                                    1,176,157      1,176,066
Research inventory                                                     529,011        587,501
Prepaid expenses and deposits                                          468,712        469,956
Assets held for sale                                                   215,000        381,948
                                                                   -----------    -----------
TOTAL CURRENT ASSETS                                                16,689,750     17,992,571
Long-term research inventory                                         1,966,646      2,638,098
Deferred charges                                                       114,000        116,208
Capital assets, net                                                  1,384,277      1,596,643
Intangible assets [note 3]                                          18,935,509     21,784,504
                                                                   -----------    -----------
                                                                    39,090,182     44,128,024
                                                                   ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                             3,379,863      3,396,013
Current portion of long-term debt [note 6]                                  --        292,124
Current portion of deferred revenue [note 4]                           434,299        657,541
Current portion of obligation under capital leases [note 10[b]]             --         18,390
                                                                   -----------    -----------
TOTAL CURRENT LIABILITIES                                            3,814,162      4,364,068
Deferred revenue [note 4]                                            1,563,916      1,596,727
Obligation under capital leases [note 10[b]]                                --         30,401
Leasehold inducement                                                   100,030        102,888
Future tax liability [note 7]                                               --      2,729,422
                                                                   -----------    -----------
TOTAL LIABILITIES                                                    5,478,108      8,823,506
                                                                   -----------    -----------
Commitments [note 11]
Guarantees [note 12]
SHAREHOLDERS' EQUITY
Share capital
   Common shares                                                    99,570,015     99,563,853
   Contributed surplus                                               4,482,263      4,469,987
   Stock options                                                       930,731        774,858
Deficit                                                            (71,370,935)   (69,504,180)
                                                                   -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                          33,612,074     35,304,518
                                                                   -----------    -----------
                                                                    39,090,182     44,128,024
                                                                   ===========    ===========

See accompanying notes

On behalf of the Board:


/s/ Tony Cruz                           /s/ Christopher Henley
-------------------------------------   ----------------------------------------
Tony Cruz                               Christopher Henley
Director                                Director

CONSOLIDATED STATEMENTS OF LOSS
(Unaudited)

                                                                   THREE-MONTH     Three-month
                                                                   PERIOD ENDED    period ended
                                                                  SEPTEMBER 30,   September 30,
                                                                       2006            2005
                                                                        $               $
                                                                  -------------   -------------
                                                                     REVISED
                                                                     (NOTE 1)
REVENUES
Milestone revenue [note 4]                                             552,650              --
Licensing fees [note 4]                                                 32,811          32,811
Management fees from ENI                                                    --          82,090
                                                                   -----------     -----------
                                                                       585,461         114,901
                                                                   -----------     -----------
EXPENSES
Research and development, net of investment tax
   credits of $123,000 [2006-$50,000] [note 2 and 4]                 1,631,021       1,479,694
General and administrative                                           1,029,393         692,313
Amortization                                                         2,968,306       2,010,331
Foreign exchange loss (gain)                                            12,060         (15,889)
Loss on disposal of capital assets and assets held for sale             14,099           3,969
Write-down on short-term investments                                    38,000              --
                                                                   -----------     -----------
                                                                     5,692,879       4,170,418
                                                                   -----------     -----------
Loss before the following:                                          (5,107,418)     (4,055,517)
Gain on net assets transferred under contractual obligation
   [note 5]                                                            400,000              --
Interest income, net                                                   111,241          93,784
Equity loss in ENI                                                          --        (162,368)
Losses of company transferred under contractual arrangement                 --        (198,187)
                                                                   -----------     -----------
Loss before income taxes                                            (4,596,177)     (4,322,288)
Recovery of future income taxes [note 7]                             2,729,422              --
                                                                   -----------     -----------
NET LOSS FOR THE PERIOD                                             (1,866,755)     (4,322,288)
                                                                   ===========     ===========
BASIC AND DILUTED NET LOSS PER COMMON SHARE [note 8[b]]            $     (0.01)    $     (0.04)
                                                                   ===========     ===========

See accompanying notes

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 AND YEAR ENDED JUNE 30, 2006 (Unaudited)

                                                                                                                     Total
                                 Number of      Share    Contributed    Stock             Exchange               Shareholders'
                                   Shares      Capital     Surplus     Options  Warrants   Rights     Deficit        Equity
                                -----------  ----------  -----------   -------  --------  --------  -----------  -------------
                                                                                                      Revised       Revised
                                                                                                      (note 1)      (note 1)
BALANCE, JULY 1, 2005           120,096,077  77,254,351   2,811,966    743,628   486,615   388,000  (46,486,090)    35,198,470
Share issued for purchased
   assets of Protana, net         2,000,000   1,184,569          --         --        --        --           --      1,184,569
Issued pursuant to bought deal
   financing, net                15,575,000   9,648,600          --         --        --        --           --      9,648,600
Issued on exercise of Exchange
   Rights                         1,239,600   1,009,437          --         --        --  (145,500)          --        863,937
Exchange Rights expired
   unexercised                           --          --     242,500         --        --  (242,500)          --             --
Expiry of share purchase
   warrants                              --          --     486,615         --  (486,615)       --           --             --
Issued on acquisition of ENI,
   net                           18,985,308  10,727,317          --         --        --        --           --     10,727,317
Issued to acquire patent
   portfolio                        414,492     286,000          --         --        --        --           --        286,000
Cancellation of shares issued
   to ENI                          (884,956    (559,475)    559,475         --        --        --           --             --
Stock options exercised              22,902      13,054          --     (5,038)       --        --           --          8,016
Stock options expired                    --          --     369,431   (369,431)       --        --           --             --
Stock-based compensation
   expense                               --          --          --    405,699        --        --           --        405,699
Net loss for the year                    --          --          --         --        --        --  (23,018,090)   (23,018,090)
                                -----------  ----------   ---------    -------  --------  --------  -----------     ----------
BALANCE, JUNE 30, 2006          157,448,423  99,563,853   4,469,987    774,858        --        --  (69,504,180)    35,304,518
                                -----------  ----------   ---------    -------  --------  --------  -----------     ----------
Stock options exercised
   [note 8[c][ii]]                   10,816       6,162          --     (2,380)       --        --           --          3,782
Stock options expired
   [note 8[c][iii]]                      --          --      12,276    (12,276)       --        --           --             --
Stock-based compensation
   expense                               --          --          --    170,529        --        --           --        170,529
Net loss for the three-month
   period ended September 30,
   2006                                  --          --          --         --        --        --   (1,866,755)    (1,866,755)
                                -----------  ----------   ---------    -------  --------  --------  -----------     ----------
BALANCE, SEPTEMBER 30, 2006     157,459,239  99,570,015   4,482,263    930,731        --        --  (71,370,935)    33,612,074
                                ===========  ==========   =========    =======  ========  ========  ===========     ==========

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                               THREE-MONTH     Three-month
                                                               PERIOD ENDED    period ended
                                                              SEPTEMBER 30,   September 30,
                                                                   2006            2005
                                                                    $               $
                                                              -------------   -------------
                                                                 REVISED
                                                                 (NOTE 1)
OPERATING ACTIVITIES
Net loss for the period                                        (1,866,755)     (4,322,288)
Add (deduct) items not involving cash:
Amortization of :
   capital assets                                                  77,907          26,702
   intangible assets                                            2,948,996       1,996,846
   deferred charges                                                 2,208           2,208
   leasehold inducement                                            (2,858)             --
Leasehold inducement                                                   --          25,722
Write-off of research inventory                                        --          15,422
Recovery of future income taxes [note 7]                       (2,729,423)             --
Stock-based compensation expense                                  170,529          42,570
Equity loss in ENI                                                     --         162,368
Losses of company transferred under contractual arrangement            --         198,187
Loss on disposal of capital assets and assets held for sale        22,776           3,969
Write-down on short-term investments                               38,000              --
Management fees from ENI                                               --         (82,090)
Foreign exchange loss (gain)                                        8,583              --
                                                               ----------      ----------
                                                               (1,330,037)     (1,930,384)
Net change in operating assets and liabilities [note 9]          (182,770)     (1,002,193)
                                                               ----------      ----------
CASH USED IN OPERATING ACTIVITIES                              (1,512,807)     (2,932,577)
                                                               ----------      ----------
INVESTING ACTIVITIES
Maturity of short-term investments                             10,810,855      14,000,748
Purchase of capital assets                                         (9,164)       (102,591)
Purchase of intangible assets                                     (50,000)             --
Proceeds on disposal of capital assets                             32,370           3,012
Cash received under contractual arrangement                            --         475,000
Proceeds from assets held for sale                                156,634              --
                                                               ----------      ----------
CASH PROVIDED BY INVESTING ACTIVITIES                          10,940,695      14,376,169
                                                               ----------      ----------
FINANCING ACTIVITIES
Repayment of long-term debt                                      (300,707)             --
Proceeds from issuance of common shares, net                        3,782              --
                                                               ----------      ----------
CASH USED IN FINANCING ACTIVITIES                                (296,925)             --
                                                               ----------      ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS
   DURING THE PERIOD                                            9,130,963      11,443,592
Cash and cash equivalents, beginning of period                  4,074,582       6,598,221
                                                               ----------      ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       13,205,545      18,041,813
                                                               ==========      ==========

See accompanying notes

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2006

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of diabetes, Alzheimer's disease and hepatitis C.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Effective September 22, 2006, Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc. and 1255206 Ontario Inc. amalgamated with Waratah Pharmaceuticals Inc. As a result of the amalgamation, these consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc ["Waratah"] and Waratah's wholly-owned subsidiary, Waratah Pharmaceuticals Corporation.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the revised June 30, 2006 annual consolidated financial statements. These revised interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2006.

In March 2006 the Company completed the step acquisition of ENI. Prior to the release of the December 31, 2006 interim financial statements, the Company determined that the contingent consideration payable previously recognized upon the acquisition of ENI in March 2006 of $10,520,692 should not have been recognized as ENI did not constitute a business as at the acquisition date. Further, the consideration given and the allocation of the consideration given has been adjusted to reflect the settlement of the guarantee obligation and the reacquisition of the Company's shares held by ENI. As a result the Company has reduced the previously reported financial statement line items on the consolidated balance sheet as at June 30, 2006 as follows: contingent consideration payable by $10,520,692, intangible assets by $15,283,325, future income tax liability by $5,285,944 and deficit of $523,311. The impact on the previously reported financial statement line items at September 30, 2006 is a reduction of contingent consideration payable of $10,520,692, intangible assets of $14,323,827, future income tax liability of $688,779 and an increase in deficit of $3,114,356. The following line items on the consolidated statement of operations for the three months ended September 30, 2006 were reduced as follows: amortization

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2006

of intangibles by $959,497 and income tax recovery by $4,597,164. The adjustments reduced the basic and diluted net income per common share from $0.01 to net loss per common share of ($0.01).

In addition, the Company has revised the classification of proceeds from assets held for sale from financing activities to investing activities on the consolidated statement of cash flows.

2. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (Elan) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, AZD-103, for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company will receive upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of AZD-103, the Company will be eligible to receive milestone payments of up to US$185 million. Elan and the Company will share the costs and operating profits of AZD-103 if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of AZD-103. Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.

Under the terms of the agreement, AZD-103 inventory on hand as of August 4, 2006 and development costs incurred by the Company subsequent to that date will be reimbursed by Elan in accordance with their cost sharing percentage, corresponding to a receivable from Elan of $963,612 as at September 30, 2006.

Subsequent to the three-month period ended September 30, 2006, the Company received the first upfront payment of $US7.5 million from Elan.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2006

                                                          SEPTEMBER 30, 2006
                                                --------------------------------------
                                                           REVISED (NOTE 1)
                                                                                NET
                                                              ACCUMULATED      BOOK
                                                   COST      AMORTIZATION      VALUE
                                                     $             $             $
                                                ----------   ------------   ----------
Technology acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")             39,799,917    37,478,255     2,321,662
Technology acquired from Biogenesys, Inc.          137,000       132,429         4,571

Technology acquired from Protana                 3,459,633       634,269     2,825,364
Technology, products and patents
    acquired from ENI                           14,244,423     1,586,398    12,658,025

Workforce acquired from Protana                    623,276       114,267       509,009
Patents acquired from Protana                      329,685        60,440       269,245
Patent portfolio [note 10[a]]                      386,000        38,367       347,633
                                                ----------    ----------    ----------
                                                58,979,934    40,044,425    18,935,509
                                                ==========    ==========    ==========

                                                             JUNE 30, 2006
                                                --------------------------------------
                                                           REVISED (NOTE 1)
                                                                                NET
                                                              ACCUMULATED      BOOK
                                                   COST      AMORTIZATION      VALUE
                                                     $             $             $
                                                ----------   ------------   ----------
Technology acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")             39,799,917    35,488,259     4,311,658
Technology acquired from Biogenesys, Inc.          137,000       125,579        11,421
Technology acquired from Protana                 3,459,633       461,287     2,998,346
Technology, products and patents
   acquired from ENI                            14,244,423       874,179    13,370,244
Workforce acquired from Protana                    623,276        83,103       540,173
Patents acquired from Protana                      329,685        43,956       285,729
Patent portfolio                                   286,000        19,067       266,933
                                                ----------    ----------    ----------
                                                58,879,934    37,095,430    21,784,504
                                                ==========    ==========    ==========

The amortization to be taken on intangible assets by fiscal year is as follows:

                                  $
                             ----------
                               Revised
                              (note 1)
2007 (balance of the year)    5,182,685
2008                          3,808,603
2009                          3,808,603
2010                          3,808,603
2011                          2,327,015
                             ----------
                             18,935,509
                             ==========

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2006

4. DEFERRED REVENUE AND DEFERRED CHARGES

On July 17, 2006, the Company and Novo Nordisk amended the I.N.T.(TM) license agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment, paid the Company $552,650 [U.S. $500,000] for the achievement of the first developmental milestone, which has been recognized as milestone revenue in the three-month period ended September 30, 2006. Additionally, the Company has received from Novo Nordisk $570,300 [U.S. $500,000] in research and development funding in calendar 2006, of which the final payment of $279,050 [U.S. $250,000] was received during the three-month period ended September 30, 2006.

The other financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.(TM) developmental milestone payments potentially totalling $US46 million plus commercial milestones and royalties on sales of E1-I.N.T.(TM) products.

The Company is currently advancing the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

To date, under the licensing agreement, the Company received $1,968,580 [U.S. $1,500,000] in up-front payments that have been recorded as deferred revenue and are being recorded as licensing fee revenue over the term of the licensing agreement, which has been estimated as 15 years. Licensing fee revenue recognized for the three month period ended September 30, 2006 is $32,811 [three-month period ended September 30, 2005 - $32,811].

In addition, the Company has received $1,191,025 [U.S. $1,000,000] from Novo Nordisk in research and development funding as of September 30, 2006. Under the terms of the initial agreement, $385,671 [U.S. $317,130] was spent on a joint research project in fiscals 2005 and 2006. As a result of the July 17, 2006 amendment to the Agreement, the Company has applied $502,300 [U.S. $412,266] against patent costs incurred prior to the date of amendment and research and development costs. The remaining $303,054 [U.S. $270,604] will be applied against research and development costs incurred in fiscal 2007 and accordingly, have been classified as current deferred revenue at September 30, 2006.

5. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2006

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2006 of nil.

During the three month period ending September 30, 2006, the Company received the second anniversary payment of $400,000 in cash which has been recorded as a gain in the statement of loss. Total payments received to date amount to $1,200,000.

6. LONG TERM DEBT

In conjunction with the Protana asset purchase, the Company entered into an Assignment and Assumption Agreement with Oxford Finance Corporation ("Oxford") and assumed the full amount of Protana's indebtedness to Oxford in the amount of $2,543,372 USD as at November 1, 2005.

The full amount of the indebtedness was secured by certain assets purchased from Protana. The Company was authorized to sell these assets and the full proceeds from the sale was applied against the outstanding principal balance of the loan, in the form of a Disposition Payment. Disposition Payments are not subject to Prepayment Fees.

Changes in the loan balance from the date of acquisition are as follows:

                                                                  $
                                                             ----------
Oxford loan payable, interest at 9.41%, payable in monthly
   blended payments of  US $121,283, secured by specified
   equipment, payable in full on September 1, 2007            3,001,433
Disposition Payments                                         (1,682,646)
Principal repayments                                           (990,651)
Foreign exchange gain                                           (36,012)
                                                             ----------

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2006

BALANCE AS OF JUNE 30, 2006                                     292,124
   Disposition Payments                                        (124,101)
   Principal repayments                                        (176,606)
   Foreign exchange loss                                          8,583
                                                             ----------
BALANCE AS OF SEPTEMBER 30, 2006                                     --
                                                             ==========

7. RECOVERY OF FUTURE INCOME TAXES

On September 22, 2006, Ellipsis Neurotherapeutics Inc. ["ENI"], 1255205 Ontario Inc. and 1255206 Ontario Inc. amalgamated with Waratah Pharmaceuticals Inc. As a result of the amalgamation, the Company has adjusted the valuation allowance on future income tax assets and has recognized a future income tax asset to the extent of offsetting future income tax liabilities of the amalgamated entity, resulting in a future income tax recovery of $2,472,168. An additional future income tax recovery of $257,254 arose from changes in temporary differences during the three-month period ended September 30, 2006, for a total recovery of $2,729,422 [three-month period ended September 30, 2005 - $Nil].

8. SHARE CAPITAL

[A]  AUTHORIZED

     At September 30, 2006, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[B]  WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE PERIOD

     The weighted average number of common shares used in the computation of basic and diluted net income per common share for the three-month period ended September 30, 2006 is 157,453,948 [three-month period ended September 30, 2005 - 120,096,077].

     For the three-month period ended September 30, 2006, 719,174 [three-month period ended September 30, 2005 - 719,174] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2006

[C]  STOCK OPTIONS

STOCK OPTIONS                                       #          $
-------------                                   ---------   -------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2006        4,238,035   774,858
Stock options issued [i]                        2,260,000        --
Stock options exercised [ii]                      (10,816)   (2,380)
Stock options expired [iii]                      (254,184)  (12,276)
Stock based compensation expense                       --   170,529
                                                ---------   -------
STOCK OPTIONS OUTSTANDING, SEPTEMBER 30, 2006   6,233,035   930,731
                                                =========   =======

[i] The fair value of stock options granted during the three-month period ended September 30, 2006 is $920,200.

[ii] Stock options totaling 10,816 were exercised during the three-month period ended September 30, 2006. These stock options had a recorded value of $2,380 and resulted in cash proceeds to the Company of $3,782.

[iii] The stock options that expired during the three-month period ended
     September 30, 2006 had a recorded value of $12,276 and this amount was reclassified to contributed surplus when they expired.

[iv] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at September 30, 2006 are $4,847,581 [June 30, 2006 - $3,744,775].

9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

                                              THREE-MONTH     Three-month
                                              PERIOD ENDED    period ended
                                             SEPTEMBER 30,   September 30,
                                                  2006            2005
                                                   $               $
                                             -------------   -------------
Due from Elan Pharma International Limited     (963,612)              --
Receivables                                     321,950          130,932
Investment tax credits receivable                   (91)         (50,000)
Research inventory                              729,942          191,843
Prepaid expenses and other assets                 1,244         (290,044)
Deposits                                             --            6,762
Accounts payable and accrued liabilities        (16,150)        (958,875)
Deferred revenue                               (256,053)         (32,811)
                                               --------       ----------

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2006

                                               (182,770)      (1,002,193)
                                               ========       ==========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                     2,312                5
Taxes paid                                           --               --
                                               ========       ==========

10. NON-CASH TRANSACTIONS

During the three-month period ended September 30, 2006, the Company entered into the following non-cash activities:

     [a] On August 1, 2006, the Company signed an Assignment Agreement ("Agreement") for the exclusive rights to intellectual property relating to apparatus, devises and methods for screening of compound libraries using the Optimol drug discovery technology acquired from Protana in fiscal 2006. Under the terms of the Agreement, the Company paid $50,000 cash and granted laboratory equipment with a fair market value of $50,000 resulting in additions to the Company's patent portfolio totaling $100,000. The laboratory equipment had a net book value of $51,418 and the assignment resulted in the recognition of a loss of $1,418.

     [b] During the three-month period ended September 30, 2006, the Company terminated its obligation under capital lease and returned the office equipment to the lessor. The equipment had a cost of $99,934 and accumulated amortization of $43,425 resulting in a loss of $7,718.

11. COMMITMENTS

At September 30, 2006, the Company is committed to aggregate expenditures of $200,000 [June 30, 2006 - $198,000] under its collaboration agreements. In addition, at September 30, 2006, the Company is committed to aggregate expenditures of approximately $5,150,000 [June 30, 2006 - $3,440,000] for clinical and toxicity studies to be completed during fiscal 2007 and approximately $Nil [June 30, 2006 - $202,000] for manufacturing agreements.

12. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.